Exhibit 99.2

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 September 18, 2012                                                                                                 NR 19 - 2012

Avrupa Minerals Announces $975,000 Financing

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has agreed to complete a financing for $975,000 by way of a non-brokered private placement of units (“the “Units”).

Avrupa continues to advance the Alvalade project in the Portuguese Pyrite Belt with its joint venture partner, with a project exploration budget of US$2.5 million for 2012.  The Company is re-starting exploration work at the Covas JV in northern Portugal, as well.  The additional funds that Avrupa is raising will advance mineral exploration on certain other projects in Portugal, Kosovo and Germany.  These projects will be upgraded to JV-ready status for potential partners to advance them to the next stages of exploration, or dropped if significant targets are not present.

The financing will consist of 6,500,000 Units at a price of $0.15 per Unit (the “Offering”). Each Unit is comprised of a common share and a non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.25 per common share for a 36-month period, starting on the closing date of this offering. In connection with the Offering, the Company may pay eligible persons (the "Finders") a finder’s fee equal to up to 5% of the gross proceeds from the Units placed by the Finder in cash and also issue up to 10% of finder’s warrants (each a "Finder’s Warrant") equal to 10% of the total number of Units placed through each Finder under the Offering. Each Finder’s Warrant entitles the holder to acquire one Unit of Avrupa at $0.15 for a period of 36 months from the closing date of the Offering.

Paul Kuhn, President and CEO, commented, “Our two JV projects in Portugal are progressing well. Our next focus will be to advance our other prospects in Portugal, Germany and Kosovo to be able to form joint venture partnerships and further advance these programs. Funds will also be used to continue to generate new ideas and prospects in our core areas and elsewhere in Europe.”

Avrupa currently has 20,603,571 common shares outstanding which will increase to 27,103,571 common shares upon completion of this financing.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including nine in Portugal covering 2,608 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkalic complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist in the State of Washington, USA, and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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